UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

MI Developments Inc.
(Name of Issuer)
Class A Subordinate Voting Shares, no par value
(Title of Class of Securities)
55304X104
(CUSIP Number)
North Run Capital, LP
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130
Attention: General Counsel
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
December 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS North Run Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑*

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,365,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,365,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,365,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS North Run GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑*

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,365,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,365,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,365,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS North Run Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑*

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,365,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,365,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,365,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS Todd B. Hammer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑*

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,365,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,365,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,365,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS Thomas B. Ellis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑*

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,365,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,365,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,365,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

This Amendment No. 3 to Schedule 13D (as amended, the “Schedule 13D”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run. North Run is the general partner for both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13D relates to Class A Subordinate Voting Shares (“Class A Shares”) of MI Developments Inc., an Ontario corporation (the “Issuer”), held by the Master Fund (the “Shares”).
Except as set forth below, all previously reported items remain unchanged.
Item 4. Purpose of the Transaction
The Shares were acquired and are held for investment purposes. The Shares were acquired in the ordinary course of business and not for the purpose of changing or influencing control of the Issuer.
The Reporting Persons will monitor and evaluate their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation (a) the Issuer’s business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to the Reporting Persons, the Reporting Persons may take such actions with respect to this investment as they deem appropriate including, without limitation, (1) acquiring additional Shares or other securities of the Issuer, (2) making proposals to the Issuer regarding changes in the capitalization, ownership structure, operations or board representation, or (3) disposing of some or all of the Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.
Collectively with other large shareholders, together representing close to half of the outstanding Class A Shares as of March 4, 2009, the Reporting Persons retained counsel to explore the legal remedies available to shareholders of the Issuer in connection with related party transactions involving Magna Entertainment Corp., including whether claims should be asserted against directors of the Issuer. Such counsel has engaged in correspondence informing the Issuer’s board of directors of such initiative, and urging the Ontario Securities Commission to examine and pursue appropriate enforcement action, and the Reporting Persons expect correspondence and communications on this and related matters, including appropriate judicial and regulatory submissions, to continue from time to time. The parties to such representation have not agreed to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer, and the Reporting Persons expressly disaffirm the existence of a “group” among the Reporting Persons and such shareholders within the meaning of Rule 13d-5 under the Act.

On December 22, 2010, the Master Fund, along with other Class A shareholders, collectively representing over 50% of the Issuer’s Class A Shares, entered into a Support Agreement with the Issuer’s controlling shareholder, a company controlled by the Stronach Trust (affiliated with Frank Stronach, the Issuer’s Chairman and CEO). Under the Support Agreement, each such Class A shareholder agrees with the controlling shareholder to, among other things, support and vote in favor of a proposal to reorganize the Issuer. A copy of the Support Agreement is attached as Exhibit 2. The proposed reorganization would eliminate the Issuer’s dual class share structure by (1) cancelling the Class B Voting Shares (the “Class B Shares”) held by the controlling shareholder in exchange for the transfer of the Issuer’s horseracing, gaming and certain real estate assets (together with related assets and liabilities) to the controlling shareholder, and (2) converting the remaining Class B Shares (at 1.2:1 ratio) and Class A Shares (at 1:1 ratio) into common stock. The Issuer would retain its income-producing real estate property business and would be restricted from engaging in or having an interest in any business relating to horse racing or gaming. A new board of directors would be elected by shareholders other than the controlling shareholder at a meeting to approve the reorganization transaction, with nominees to be proposed by the supporting shareholders. The Support Agreement limits the transfer of shares during the pendency of the agreement and terminates if specified deadlines for the reorganization transaction are not met or upon a vote of stockholders with respect to the transaction, among other circumstances.
Except as otherwise provided in the Support Agreement, the Reporting Persons will make their own voting and investment decisions with respect to the Shares, independent of the decision-making by other shareholders of the Issuer. In addition, the Reporting Persons have no voting or dispositive power with respect to the shares beneficially owned by the controlling shareholder and its affiliates (383,414 Class B Shares and 50,000 Class A Shares based on their most recent public filings) nor the shares beneficially owned by the other Class A shareholders who have entered into the Support Agreement (approximately 20,736,444 Class A Shares based on publicly available information), and the Reporting Persons disclaim beneficial ownership over any securities held by such entities.
Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have any plans or proposals described in clauses (a) — (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may from time to time review or reconsider their plans and proposals with respect to the Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer
The Support Agreement, attached as Exhibit 2, is an agreement between each of the Class A shareholders party thereto and the Issuer’s controlling shareholder to support and vote in favor of a proposal to reorganize the Issuer. The proposed reorganization would eliminate the Issuer’s dual class share structure by (1) cancelling the Class B shares held by the controlling shareholder in return for the transfer of the Issuer’s horseracing, gaming and certain real estate assets (together with related assets and liabilities) to the controlling shareholder, and (2) converting the remaining Class B Shares (at 1.2:1 ratio) and Class A Shares (at 1:1 ratio) into common stock. The Support Agreement limits the transfer of shares during the pendency of the agreement and terminates if specified deadlines for the reorganization transaction are not met or upon a vote of stockholders with respect to the transaction, among other circumstances.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated December 23, 2010

Exhibit 2	Support Agreement, dated on or about December 22, 2010, between the controlling shareholder and the Class A shareholders of MI Developments Inc. named therein

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2010

NORTH RUN CAPITAL, LP
By:	North Run Advisors, LLC, its general partner

By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN GP, LP
By:	North Run Advisors, LLC, its general partner

By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS, LLC
By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

/s/ Thomas B. Ellis
Thomas B. Ellis

/s/ Todd B. Hammer
Todd B. Hammer